SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                        Everest Management, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                      Everest Properties II, LLC (Manager)
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $840,000(1)          Amount of Filing Fee: $168(2)
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(1) Calculated as the product of the number of Original Units on which the Offer is made and the gross cash price per Original Unit.
(2)  Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 700 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     6. Extension of Tender Period; Termination; Amendment.

     The second bullet point in this section is hereby amended and restated in its entirety as follows:

     "to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;"

     EFFECTS OF the OFFER

     Limitations on Resale.

     The following sentence is added as the penultimate sentence of the paragraph:

     "It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2003




                                     EVEREST MANAGEMENT, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                         By:  /S/ W. ROBERT KOHORST
                                              ----------------------
                                              W. Robert Kohorst
                                              President



                                         EVEREST PROPERTIES II, LLC


                                         By: /S/ W. ROBERT KOHORST
                                             --------------------------
                                             W. Robert Kohorst
                                             President